KINGSWAY ENCOURAGED BY PROGRESS ON ONTARIO AUTO INSURANCE LEGISLATION

Toronto, Ontario (November 1, 2002)--Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) applauds the introduction of legislation this week by Ontario Finance Minister Janet Ecker to reform the Ontario auto insurance system.

“We are pleased that the Minister of Finance has acted quickly to introduce legislation to address the much needed changes to the auto insurance system in Ontario”, said Bill Star, President & Chief Executive Officer.  “In particular, we are pleased with the proposed accountability for costs of frivolous claims.  We understand that the government intends to introduce the legislation and supporting regulations before the end of the year and anticipate that they could be effective as early as January 1, 2003.  We are pleased with the government’s efforts to ensure that the product is affordable for our customers whilst at the same time recognizing the need for insurers to make a reasonable return on their capital.”

“As a result of these contemplated changes, the rate increases that we have been able to generate and the recent actions that we have taken to combat fraud, we are extremely optimistic that the Ontario Automobile Product will return to underwriting profitability.  However, many of these changes will have little or no effect on our results in 2002 but we anticipate will have a significant positive impact in 2003”, continued Bill Star.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best.  The Company’s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and Dominion Bond Rating Service.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008